82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

AN/TO: **Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN: **Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO: 001 202 942 9624
DATUM/DATE 10.03.2004 Mi
BETREFF/REF: Press Release
SEITEN/PAGES 3

SUPPL

04010428

04 MAR 10 AM 7:21

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

dlw 3/10

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

March 10, 2004

PRELIMINARY CONSOLIDATED RESULTS 2003

- **Consolidated results reached a new record level**
  - Net income increased again and reached EUR 90 million
- **Current market situation:**
  - Capacity utilization has been high to start the year, but the sustainability of this improvement is still unknown and pressure on prices continues
  - Stability in the folding carton business

Preliminary US GAAP consolidated results for 2003:

consolidated in EUR millions	2003	2002	+/-
Sales	**1,320**	1,265.7	+4.3%
Operating profit	**136**	135.7	+0.2%
% of sales	10.3%	10.7%	
Net income	**90**	83.3	+8.0%
% of sales	6.8%	6.6%	
Cash earnings	**169**	174.7	-3.3,%
% of sales	12.8%	13.8%	

Despite a weak economic environment, the Mayr-Melnhof Group closed the financial year 2003 with another record result. According to preliminary figures, net income increased 8 % to EUR 90 million (2002: EUR 83.3 million). Cost reduction measures had absolute priority. According to our strategy, cartonboard production was adjusted to order development by taking increased downtime since the second quarter in order to stabilize the price structure in the main market Europe, as much as possible. Due to the war in Iraq, Sars and increasing volume pressure heralding the new capacities in China, non-European cartonboard sales registered a significant decline in volume and price. The folding carton business remained highly stable and benefited from the specialization of individual sites and the successful development of the Graphia acquisition.

Consolidated sales rose by 4.3 % to EUR 1,320 million (2002: EUR 1,265.7 million). At EUR 136 million, operating profit was slightly above the previous year's level (2002: EUR 135.7 million). These improvements mainly resulted from the first full-year consolidation of the 2002 acquisitions. The operating margin amounted to 10.3 % (2002: 10.7 %). The effective Group corporate tax rate decreased from approximately 37 % to 30 %. This improvement resulted from an optimization of the company structure within the Mayr-Melnhof Group and the utilization of tax loss carry forwards.

Due to the necessary production curtailments in the cartonboard area, capacities at MM-Karton, which rose compared to the previous year, only had an 87 % utilization rate (2002: 93 %). Cartonboard production leveled at 1.43 million tons (2002: 1.44 million tons). In line with the customers' short term planning, the average order backlog of MM-Karton was at approximately 46,000 tons after 78,000 tons in 2002. The tonnage converted totaled approximately 314,000 tons at MM-Packaging (2002: 324,000 tons), and about 91,000 tons at MM-Graphia (2002: 59,000 tons, as the Graphia acquisition was only included since the second half-year).

Development in the 4th quarter

As in previous years, the fourth quarter was characterized by weaker seasonal demand. The Mayr-Melnhof Group achieved consolidated sales of EUR 312 million (4th quarter of 2002: EUR 325.3 million) and registered an operating profit of EUR 31 million (4th quarter of 2002: EUR 30.5 million). The difference compared to the operating profit in the third quarter (EUR 34.8 Mio. EUR) primarily resulted from the lower capacity utilization in the cartonboard area. Capacities at MM-Karton were only utilized by approximately 82% during the fourth quarter after 91 % in the third quarter (2003: 3rd quarter: 94 %; 4th quarter: 83 %) due to increased downtime. Period net income amounted to EUR 25 million (4th quarter of 2002: EUR 17.1 million).

Current market development

High capacity utilization since the beginning of this year might affirm a sustainable improvement in demand if this trend continues into the second quarter. In this case, pricing pressure still prevailing in the European cartonboard and folding carton industries could slow down. The situation in the non-European cartonboard markets will remain highly competitive. Programs to improve cost efficiency will, therefore, constitute a prime focus also in 2004 within the whole MM-Group.

The recycled paper markets already reflect the positive trend in demand, as no more exceptional price reductions are granted as they were last year.

Due to the current lack of visibility, initial estimates for the current year seem possible during the second quarter at the earliest. Acquisition plans will be pursued in all three segments.

For further information, please contact:

Stephan Sweerts-Sporck, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com